Exhibit 99.1

Castle Creek Pharmaceutical Holdings to Acquire Fibrocell

- Total consideration of $63.3 million, including repayment of debt and other financial instruments -

- Acquisition expected to close in the fourth quarter of 2019 -

- Further strengthens Castle Creek Pharmaceuticals as a leader in dermatology -

EXTON, PA — September 12, 2019 — Fibrocell Science, Inc. (Nasdaq: FCSC), a cell and gene therapy company focused on transformational autologous cell-based therapies for skin and connective tissue diseases, today announced it has reached an agreement to be acquired by Castle Creek Pharmaceutical Holdings, Inc. (“Castle Creek Pharmaceutical Holdings”), the parent company of Castle Creek Pharmaceuticals, LLC “Castle Creek Pharmaceuticals”).

Castle Creek Pharmaceutical Holdings will acquire Fibrocell for a total consideration of approximately $63.3 million, including repayment of debt and other financial instruments, in cash. Fibrocell common stockholders will receive all-cash consideration of $3.00 per share. This offer represents a 63% premium to Fibrocell’s 30-day volume weighted average price as of September 11, 2019. The transaction was approved by the Boards of Directors of both companies and is expected to close in the fourth quarter of 2019.

“Following our licensing agreement to develop and commercialize FCX-007, our experience working together on rare dermatological conditions caused us to quickly realize that Castle Creek and Fibrocell could achieve even greater synergies by combining the companies into one,” said Greg Wujek, CEO of Castle Creek Pharmaceuticals. “With Castle Creek’s resources, Fibrocell’s gene therapy platform can be advanced into additional areas of high, unmet need — with the potential to develop multiple promising new therapies.”

“We are incredibly pleased to announce this transaction, which we believe is in the best interests of both shareholders and patients,” said John Maslowski, President and Chief Executive Officer of Fibrocell. “We believe that combining with Castle Creek has a strong strategic rationale, as they have the expertise and resources necessary to continue the development of both FCX-007 and FCX-013, potentially bringing these and additional novel products to patients in need.”

Fibrocell’s portfolio includes FCX-007, an investigational, late-stage stage gene therapy product candidate for the treatment of recessive dystrophic epidermolysis bullosa (RDEB), a congenital and progressive orphan skin disease caused by the deficiency of the protein COL7. FCX-007 is a genetically-modified autologous fibroblast that encodes the gene for COL7. By genetically modifying autologous fibroblasts ex vivo to produce COL7, culturing them and then treating wounds locally via injection, FCX-007 offers the potential to address the underlying cause of the disease by providing high levels of COL7 directly to the affected areas while avoiding systemic distribution. A Phase 3 trial was initiated recently, and if successful, a Biologics License Application (BLA) filing is expected in 2021.

The portfolio also includes FCX-013, an investigational, gene therapy candidate for the treatment of moderate to severe localized scleroderma. FCX-013 is an autologous fibroblast genetically modified using lentivirus and encoded for matrix metalloproteinase 1 (MMP-1), a protein responsible for breaking down collagen. FCX-013 is currently enrolling for the Phase 1 portion of a Phase 1/2 clinical trial.

These product candidates will augment Castle Creek Pharmaceuticals’ CCP-020, an investigational, late-stage topical ointment under development for the treatment of epidermolysis bullosa simplex.

Under the terms of the agreement and plan of merger, Castle Creek Pharmaceutical Holdings will purchase all outstanding shares of Fibrocell common stock for $3.00 per share and provide repayment of outstanding debt, preferred shares and warrants as defined by their individual agreements.

The closing of the acquisition is subject to customary closing conditions, including Fibrocell stockholder approval. Upon completion of the transaction, Fibrocell will become a privately held subsidiary of Castle Creek Pharmaceutical Holdings.

Fibrocell’s employees will continue as employees of the combined company on completion of the transaction. Until that time, Fibrocell will continue to operate as a separate and independent company.

Castle Creek Pharmaceutical Holdings legal counsel for the transaction is Latham & Watkins LLP. Canaccord Genuity is acting as Fibrocell’s exclusive financial advisor, while Hogan Lovells US LLP is acting as its legal counsel.

About FCX-007

FCX-007 is Fibrocell’s investigational, late-stage gene therapy product candidate for the treatment of RDEB, a congenital and progressive orphan skin disease caused by the deficiency of the protein COL7. FCX-007 is a genetically-modified autologous fibroblast that encodes the gene for COL7. By genetically modifying autologous fibroblasts ex vivo to produce COL7, culturing them and then treating wounds locally via injection, FCX-007 offers the potential to address the underlying cause of the disease by providing high levels of COL7 directly to the affected areas while avoiding systemic distribution.

FCX-007 has been granted Orphan Drug designation, Rare Pediatric Disease designation, Fast Track designation and Regenerative Medicine Advanced Therapy (RMAT) designation by the FDA.

About FCX-013

FCX-013 is Fibrocell’s investigational stage gene therapy candidate for the treatment of moderate to severe localized scleroderma. FCX-013 is an autologous fibroblast genetically modified using lentivirus and encoded for matrix metalloproteinase 1 (MMP-1), a protein responsible for breaking down collagen. FCX-013 incorporates Intrexon Corporation’s proprietary RheoSwitch Therapeutic System®, a biologic switch activated by veledimex—an orally administered compound—to control protein expression at the site of the localized scleroderma lesions. FCX-013 is designed to be injected under the skin at the location of the fibrotic lesions where the genetically-modified fibroblast cells will produce MMP-1 to potentially break down excess collagen accumulation.

The FDA has granted Orphan Drug designation, Rare Pediatric Disease designation and Fast Track designation to FCX-013.

About Castle Creek Pharmaceutical Holdings, Inc.

Castle Creek Pharmaceutical Holdings is a privately held holding company that holds and invests in companies in the orphan dermatology space.

About Castle Creek Pharmaceuticals, LLC

Castle Creek Pharmaceuticals, a subsidiary of Castle Creek Pharmaceutical Holdings, is a privately held biopharmaceutical company developing innovative therapies for patients with rare, serious or debilitating dermatologic conditions. The company, with offices in Parsippany, New Jersey and Chicago, Illinois, is dedicated to developing and bringing novel therapies to those living with epidermolysis bullosa. For more information, visit: www.castlecreekpharma.com.

About Fibrocell

Fibrocell is a cell and gene therapy company focused on improving the lives of people with rare diseases of the skin and connective tissue. Fibrocell is utilizing its proprietary autologous fibroblast technology to develop personalized biologics that target the underlying cause of disease. Fibrocell’s pipeline of localized gene therapy candidates include FCX-007 for the treatment of RDEB, a life-threatening genetic disorder diagnosed in infancy with no cure or treatment approved by the FDA. A pivotal Phase 3 clinical trial for FCX-007 was initiated in late July 2019. Fibrocell is also developing FCX-013 for the treatment of moderate to severe localized scleroderma and is currently enrolling the Phase 1 portion of a Phase ½ clinical trial. For more information, visit www.fibrocell.com or follow us on Twitter at @Fibrocell.

Trademarks

Fibrocell®, the Fibrocell logo, and Fibrocell Science® are trademarks of Fibrocell Science, Inc. and/or its affiliates.  All other names may be trademarks of their respective owners.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed acquisition of Fibrocell by Castle Creek Pharmaceutical Holdings, Fibrocell will file with the SEC and mail or otherwise provide to its stockholders a proxy statement regarding the proposed transaction.  Investors and security holders are urged to read the proxy statement and other documents relating to the acquisition when they become available, because they will contain important information about the proposed transaction.  Investors and security holders may obtain a free copy of the proxy statement and other documents that Fibrocell files with the SEC (when available) from the SEC’s website at www.sec.gov and Fibrocell’s website at www.fibrocell.com. In addition, the proxy statement and other documents filed by Fibrocell with the SEC (when available) may be obtained from Fibrocell free of charge by directing a request to Fibrocell Science, Inc., Corporate Secretary, 405 Eagleview Blvd., Exton, Pennsylvania 19341, telephone: (484) 713-6000.

Participants in the Solicitation

Fibrocell and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from Fibrocell’s stockholders with respect to the proposed acquisition of Fibrocell by Castle Creek Pharmaceutical Holdings. Security holders may obtain information regarding the names, affiliations and interests of such individuals in Fibrocell’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 27, 2019, and its definitive proxy statement for the 2019 annual meeting of stockholders, which was filed with the SEC on April 29, 2019.  Additional information regarding the interests of such individuals in the proposed acquisition of Fibrocell by Castle Creek Pharmaceutical Holdings will be included in the proxy statement relating to such acquisition when it is filed with the SEC.  These documents may be obtained free of charge from the SEC’s website at www.sec.gov and Fibrocell’s website at www.fibrocell.com.

Forward-Looking Statements

This press release contains, and our officers and representatives may from time to time make, statements that are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements that are not historical facts are hereby identified as forward-looking statements for this purpose and include, among others, statements relating to: expected completion and timing of the proposed transaction and other information relating to the proposed transaction; Fibrocell’s expectations regarding the timing and clinical development of FCX-007; Fibrocell’s potential to earn future milestone and profit share payments under the Castle Creek Pharmaceutical Holdings Agreement; the expected trial design of DEFI-RDEB, and expectation to enroll 15-20 patients therein; the timing of Fibrocell’s Phase 1/2 clinical trial of FCX-013, including its expectation to complete enrollment of Phase 1 adult patients in the third quarter of 2019; Fibrocell’s projection to complete enrollment and dosing of FCX-007 Phase 3 patients in the third quarter of 2020 and complete data collection for the primary endpoint in the fourth quarter of 2020; Fibrocell’s expectation to file a BLA for FCX-007 in 2021; Fibrocell’s projection that safety and efficacy data for the adult patients in the Phase 1 portion of a Phase 1/2 clinical trial for FCX-013 will be available in mid-2020; the potential advantages of FCX-007, FCX-013 and Fibrocell’s other product candidates; the potential benefits of the Fast Track designation, Orphan Drug designation, Rare Pediatric Disease designation and RMAT designation; the Company’s belief that its cash and cash equivalents, along with the anticipated milestone payment due upon enrollment of the first patient in the Phase 3 clinical trial of FCX-007 and the reimbursement of development costs for FCX-007 under the Castle Creek Pharmaceutical Holdings Agreement, will be sufficient to fund operations into the third quarter of 2020 and other statements regarding Fibrocell’s future operations, financial performance and financial position, prospects, strategies, objectives and other future events.

Forward-looking statements are based upon management’s current expectations and assumptions and are subject to a number of risks, uncertainties and other factors that could cause actual results and events to differ materially and adversely from those indicated herein including, among others: the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the Company’s business and the price of the Company’s common stock; the failure to satisfy any of the conditions to the consummation of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the outcome of any legal proceedings that have been or may be instituted against the Company related to the Merger Agreement or the proposed transaction; the ability of Fibrocell and Castle Creek Pharmaceuticals to meet objectives tied to milestones and profit share payments; uncertainties and delays relating to the initiation, enrollment and completion of clinical trials; whether clinical trial results will validate and support the safety and efficacy of Fibrocell’s product candidates; unanticipated or excess costs relating to the development of Fibrocell’s gene therapy product candidates; Fibrocell’s ability to obtain additional capital to continue to fund operations; Fibrocell’s ability to maintain its collaborations with Intrexon and Castle Creek Pharmaceutical Holdings; Castle Creek Pharmaceuticals’ ability to successfully commercialize FCX-007, if approved; and the risks, uncertainties and other factors discussed under the caption “Item 1A. Risk Factors” in Fibrocell’s most recent Form 10-K filing and Form 10-Q filings. As a result, you are cautioned not to place undue reliance on any forward-looking statements. While Fibrocell may update certain forward-looking statements from time to time, Fibrocell specifically disclaims any obligation to do so, whether as a result of new information, future developments or otherwise.

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Fibrocell Investor & Media Relations Contact:

Karen Casey

484.713.6133

kcasey@fibrocell.com